Via Facsimile and U.S. Mail
Mail Stop 6010

November 20, 2006

Mr. Donald W. Fallon
Chief Financial Officer, Senior Vice President, Finance and
Administration and Secretary
CepTor Corporation
200 International Circle, Suite 5100
Hunt Valley, MD 21030

Re: CepTor Corporation
**   Form 10-KSB for the Fiscal Year Ended December 31, 2005**
**   Form 10-QSB for the Quarterly Period Ended June 30, 2006**
**   File No. 001-32717**

Dear Mr. Fallon:

We have reviewed your October 4, 2006 response to our September 15, 2006 comment letter and have the following comments. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 7. Financial Statements, page 33

Report of Independent Registered Public Accounting Firm, page F-1

1. Please confirm you will include the WithumSmith+Brown report in all future filings where auditors for financial statements in that filing rely on the WithumSmith+Brown report.

Notes to Financial Statements, page F-10

Note 6 – Merger with Medallion Crest Management, Inc. and Related Transactions, page F-18

Adoption of Stock Plans, page F-18

2. Please refer to your response to our prior comment number two. Please tell us the date you granted the options to your CEO, the fair of Ceptor's common stock on the grant date and how the fair value was determined given the stock was not publicly traded. Your use of the consideration paid by Xechem on January 27, 2004, a date that appears to precede the grant date of the options by a minimum of two months, would not appear to comply with APB 25 that requires using the fair value on the grant date. Further, tell us the nature and extent of any revision to the options granted to the CEO as a result of amendments to the spin off agreement and how your accounting complied with APB 25.

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Part I – Item 1. Financial Statements (Unaudited), page 1

Notes to Condensed Financial Statements, page 6

Note 9 – Equity Transactions, page 17

Insufficient Authorized but Unissued Shares of Common Stock, page 17

3. Regarding the evaluation that you performed pursuant to paragraph 19 of EITF 00-19 and provided to us in response to prior comment three, please provide us a revised evaluation that clearly considers all instruments or agreements that could result in the issuance of common stock. Based on your disclosure of potentially dilutive securities on page 9, there also appears to have been Series A preferred stock, warrants and options outstanding that do not appear to have been considered in your evaluation. In so doing, please clearly illustrate how the maximum number of shares that you could be required to issue is less than the amount of authorized and unissued shares available at each date. In addition, as you had 15,500,069 shares of common stock outstanding at June 30, 2006, please clarify how you were able to have 90,188,698 shares reserved as of the date you filed that Form 10-Q; assuming that there was no change in the 100,000,000 shares of common stock authorized or in the number of shares outstanding at June 30, 2006, it appears there would have only been 84,499,931 authorized and unissued shares available as of the filing date.

* * * *

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Oscar Young, Senior Staff Accountant, at (202) 551-3622, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant